[SHEPPARD MULLIN LETTERHEAD]

Writer's Direct Line: (858) 720-8942 jhentrich@sheppardmullin.com

VIA ELECTRONIC TRANSMISSION

February 17, 2009

Celeste Murphy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549

    Re:
    Bridgepoint Education, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed December 22, 2008
    File No. 333-156408

Dear Ms. Murphy:

        On behalf of Bridgepoint Education, Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto.

        Amendment No. 1 to the Registration Statement (the "Form S-1/A") contains revisions that have been made in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission in the Staff's comment letter dated January 16, 2009. Set forth below are the Company's responses to the Staff's comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff's comments appears in italics in each item below. Concurrently with the transmission of this correspondence via EDGAR/IDEA, we are providing the Staff hard copies of this letter and marked copies of the Form S-1/A, together with (i) a binder (the "Supplemental Binder") that includes supplemental information and documents referenced in the letter and (ii) a draft copy of the materials proposed to be distributed in connection with the Company's proposed directed share program.

General

1.
Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

  Response:  The Company acknowledges the Staff's comment and will provide the Staff with sufficient time to review the Company's complete disclosure prior to any distribution of preliminary prospectuses.

2.
Please file all exhibits, including your legal opinion, as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments. In addition, file all required exhibits, such as the lease agreements described in Note 8 to your financial statements and any agreements with Blackboard, Inc. relating to your technology infrastructure.

  Response:  The Company acknowledges the Staff's comment and will file all exhibits as soon as possible.

3.
Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

  Response:  The Company acknowledges the Staff's comment and will (i) furnish, in subsequent correspondence to the Staff, a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA, and (ii) provide the Staff with a copy of the letter informing the Company that FINRA has no objections to the amount of underwriter compensation.

4.
We note references to third party information throughout the prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

  Response:  In response to the Staff's comment, the Company has provided to the Staff the Supplemental Binder which contains (i) marked copies of materials that support third party statements in the Form S-1/A and (ii) an annotated "Business" section of the Form S-1/A that cross-references specific tabs in the Supplemental Binder. The Company confirms to the Staff that these documents are publicly available.

Prospectus Summary, page 1

Our Competitive Strengths, page 3

5.
We note your disclosure on page 4 and on page 63 that you have "over 100 years of aggregate history between Ashford University and the University of the Rockies." Please revise to clarify that you acquired the assets to two institutions in 2005 and 2007, each of which had been in operation for a number of years prior to your acquisition.

  Response:  In response to the Staff's comment, the Company has deleted the quotation noted by the Staff. Please see pages 4 and 67 of the Form S-1/A.

Summary Consolidated Financial and Other Data, page 7

Note (6), Page 10

6.
We refer to your presentation and reconciliation of EBITDA. You state that you believe EBITDA is useful to investors in evaluating [y]our performance and liquidity. Revise to disclose why you consider this measure to be both an indicator of operating performance and liquidity.

  Response:  In response to the Staff's comment, the Company has revised this disclosure to delete the reference to EBITDA as a measure of liquidity. Please see pages 9 and 43 of the Form S-1/A.

7.
We further note that you have included a reconciliation of EBITDA that begins with a performance measure, net income. Please note that if management uses a non-GAAP financial measure to evaluate liquidity then the measure should also be reconciled to the most closely comparable GAAP measure of liquidity, which is 'cash flows from operating activities'. In addition you should disclose the substantive reasons why management believes the presentation of EBITDA provides useful information to investors regarding the company's liquidity.

  Response:  In response to the Staff's comment, the Company has revised this disclosure to delete the reference to EBITDA as a measure of liquidity. Please see pages 9 and 43 of the Form S-1/A.

Risk Factors, page 11

The failure of our schools to demonstrate financial responsibility may result in a loss of eligibility to participate in Title IV programs. . ., page 14

8.
Please disclose the specific measures of financial responsibility prescribed by the Department of Education and how you did not meet the composite score standard for the year ended December 31, 2007. Please describe whether this determination is a routine matter for the Department of Education or describe the specific circumstances that gave rise to the determination. You should provide us with information about the average composite score and your score at the time the standard was not met. Tell us whether you have been evaluated for demonstration of financial responsibility by the Department of Education in the past and if so, whether or not you have met the composite score standard.

  Response:  In response to the Staff's comment, the Company has added additional disclosure regarding the specific measures of financial responsibility prescribed by the Department of Education, primarily by including (i) a reference to the description in the "Regulation" section of how the composite score standard is calculated, and (ii) a reference to the fact that the Department of Education annually calculates the composite score for all participating institutions as a routine matter. Please see pages 14-15 of the Form S-1/A. The Company has not included data as to the average composite scores of other participants in Title IV programs because the Company does not believe such information is publicly available. The Company supplementally advises the Staff that neither of its institutions have satisfied the composite score standard since their respective acquisitions. The Company further advises the Staff that it expects to update, in a future amendment to the registration statement, the composite score disclosure when (i) the audit has been completed for the Company's 2008 fiscal year, and (ii) audited financial statements for such year have been submitted to the Department of Education.

9.
Describe here any subsequent remedial measures you have taken in order to meet the composite score standard. We note from your disclosure on page 56 that you expect the universities to satisfy the composite score standard for the fiscal year ended 2008.

  Response:  In response to the Staff's comment, the Company supplementally advises the Staff that the composite score for financial responsibility is based on the Company's (i) equity ratio, which measures its capital resources, ability to borrow and financial viability; (ii) primary reserve ratio, which measures its ability to support current operations from expendable resources; and (iii) net income ratio, which measures its ability to operate at a profit.

  Because of increased profitability due to increased enrollments and other actions taken by the Company to increase profitability and to improve the other financial metrics evaluated for the composite score calculation, the Company expects to satisfy the composite score standard for the year ended December 31, 2008. The Company has preliminarily calculated the composite score for the year ended December 31, 2008 and anticipates that it will meet the minimum requirement to be deemed financially responsible without the need for any further Department of Education financial oversight.

10.
Please disclose under what circumstances, involving the failure to demonstrate financial responsibility, your institutions could be transferred from the heightened cash monitoring level one method of payment of Title IV program funds to the heightened cash monitoring level two method of payment or to the reimbursement method of payment. Please describe these two methods of payment and disclose the effect either would have on your operations, including liquidity.

  Response:  In response to the Staff's comment, the Company has deleted the last sentence of this risk factor regarding the Department of Education's financial responsibility standards, which sentence referred to a transfer from the heightened cash monitoring level one method of payment to the heightened cash monitoring level two method of payment or the reimbursement method of payment, because, as set forth in the first bulleted point in the first risk factor on page 11 of the Form S-1/A, such transfer (i) could be imposed by the Department of Education for violation of any regulatory requirements, and (ii) is not specific to financial responsibility. The Company supplementally advises the Staff that the posting of the letters of credit, the provisional certification and the heightened cash monitoring level one method of payment satisfy the requirements of the financial responsibility regulation. The effect on the Company of the heightened cash monitoring level two and reimbursement methods of payment are described in "Regulation—Potential effect of regulatory noncompliance" on pages 89-90 of the Form S-1/A.

We are subject to sanctions if we fail to correctly calculate and return Title IV program funds in a timely manner for students who withdraw before completing their educational program, page 16

11.
We note that for the year ended December 31, 2007, Ashford University exceeded the 5% threshold for late refunds. Please tell us how this issue affects your revenue recognition and accounting for related receivables.

  Response:  In response to the Staff's comment, the Company supplementally advises the Staff that this issue does not affect the Company's revenue recognition and accounting for related receivables. Please also see the responses to Staff comments 36 and 38 regarding this issue.

We may lose our eligibility to participate in Title IV programs if the percentage of our revenue. . ., page 16

12.
Revise this risk factor to include the discussion on page 84 of your prospectus that recent changes in federal law could make it more difficult for you to satisfy the 90/10 rule.

  Response:  In response to the Staff's comment, the Company has revised this risk factor. Please see page 17 of the Form S-1/A.

As a public company, we will become subject to additional financial. . ., page 29

13.
Please revise this disclosure to clarify the standards that your internal control over financial reporting does not currently meet as Section 404 of the Sarbanes-Oxley Act does not impose standards with respect to internal control over financial reporting.

  Response:  In response to the Staff's comment, the Company has revised this disclosure to clarify the applicable standards. Please see pages 30-31 of the Form S-1/A.

Our principal stockholder will continue to own over 50% of our voting stock. . ., page 31

14.
Revise and expand this risk factor to disclose the current relationships between Warburg Pincus and your board of directors and management and the number of individuals affiliated with Warburg Pincus who will serve on the board at the time of the offering.

  Response:  In response to the Staff's comment, the Company has revised and expanded this risk factor. Please see page 32 of the Form S-1/A.

Capitalization, page 35

15.
Revise the pro forma information to include the dividend payable to current stockholders prior to the completion of this offering as a reduction of stockholders' deficit.

  Response:  In response to the Staff's comment, the Company has revised the pro forma information to include the dividend payable to current stockholders prior to the completion of this offering as (i) a reduction to redeemable convertible preferred stock and (ii) an increase to accrued liabilities. Please see page 36 of the Form S-1/A.

  The Company supplementally advises the Staff that it has restated its consolidated financial statements to correct errors pertaining to redeemable convertible preferred stock and earnings per share. See Note 3, "Restatement of Consolidated Financial Statements: Restatement of Redeemable Convertible Preferred Stock and Earnings Per Share," to the consolidated financial statements.

Management's Discussion and Analysis of Financial Condition. . ., page 43

Material Weaknesses, page 47

16.
We note your disclosure regarding your remediation plan to address material weaknesses to your internal control over financial reporting. Revise this disclosure to indicate the extent to which your remediation plan will be complete prior to the offering. In addition, please expand your disclosure to provide more information about the steps you have taken to date to mitigate these issues.

  Response:  In response to the Staff's comment, the Company has revised this disclosure. Please see page 49 of the Form S-1/A.

17.
We note your discussion of critical accounting policies and estimates. We do not believe that your disclosures provide investors with an understanding of those estimates and assumptions that are both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments.

  Carefully analyze those estimates and assumptions most important to you and revise to clearly indicate why you believe the accounting policies that you have identified in this section are most critical to your company. These disclosures should supplement, not duplicate, the description of your accounting policies that are already disclosed in the notes to the financial statements.

  For example, your revenue recognition and allowance for doubtful account policies appear similar to the accounting policies provided in the footnotes to your financial statements. If you have determined that the estimates and assumptions used to account for revenue and allowances for uncollectible accounts are critical, you should specifically discuss the nature of the estimates and assumptions that are material due to the necessary levels of subjectivity and judgment. Further, you should discuss why the impact of these estimates and assumptions are material to your financial condition or operating performance.

  For additional guidance, please refer the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: htt:/www.sec.gov/rules/interp/33-8350.htm.

  Response:  In response to the Staff's comment, the Company has revised this disclosure. Please see pages 50-54 of the Form S-1/A.

18.
Further, critical accounting estimates and assumptions are based on matters that are highly uncertain. For this reason, you are required to: 1) analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance; and 2) provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information to investors. If you have determined certain of your accounting estimates and policies to be critical, we believe that enhanced qualitative disclosure and sensitivity analysis would provide your investors with material information regarding your results of operations and statement of position.

  Response:  In response to the Staff's comment, the Company has revised this disclosure. Please see pages 50-54 of the Form S-1/A.

Results of Operations, page 51

19.
We encourage you to consider providing an overview in the beginning of this section to provide your readers with an assessment of your results of operations for the periods presented and whether you expect the trends presented in your reported results to continue, and how any related uncertainties, including those associated with the current economy, are reasonably likely to have, a material impact on the company's liquidity, capital resources or results of operations. It is important for investors to understand your historical financial information as a private company and whether, and the extent to which, management expects the trends and results of operations to continue or change as a public company.

  Response:  In response to the Staff's comment, the Company has revised this disclosure and provided an overview in the beginning of this section. Please see page 54 of the Form S-1/A.

For the Nine Months Ended September 30, 2008 versus 2007, page 51

20.
We note the significant increase in revenue from the prior period, and that you attribute the majority of this growth to increased enrollment. However, it is unclear why enrollment increased. In this regard, revise to provide more insight into the underlying business drivers or conditions that contributed to the increase and discuss whether you expect these trends to continue. Please also discuss other business or economic developments that may impact your business and operations. Describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on future performance. For further guidance, please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33.-8350.htm.

  Response:  In response to the Staff's comment, the Company has revised this disclosure. Please see pages 55-56 of the Form S-1/A. The Company supplementally advises the Staff that it believes it has described any known trends or uncertainties that have had, or that the Company reasonably expects may have, a material impact on future revenue.

21.
We refer to your discussion of instructional costs and services. You state that these costs decreased as a percentage of revenue, primarily due to operating leverage associated with instructional compensation costs. Please revise to clarify how this operating leverage was achieved and describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on these costs in future, and if you believe that these trends are indicative of future performance.

  Response:  In response to the Staff's comment, the Company has revised this disclosure. Please see page 55 of the Form S-1/A. The Company supplementally advises the Staff that it believes it has described any known trends or uncertainties that have had, or that the Company reasonably expects may have, a material impact on future instructional costs and services.

22.
We refer to your discussion of marketing and promotional expenses. We note that these expenses have also decreased as a percentage of revenue, but have increased significantly from the prior period. Please revise to disclose whether or not you expect costs to increase at the same pace and how they relate to the increase in revenue. As mentioned in the previous comments, please describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on future performance.

  Response:  In response to the Staff's comment, the Company has revised this disclosure. Please see page 55 of the Form S-1/A. The Company supplementally advises the Staff that it believes it has described any known trends or uncertainties that have had, or that the Company reasonably expects may have, a material impact on future marketing and promotional expenses.

Liquidity and Capital Resources, page 55

23.
We note your statement that, based upon current level of operations and anticipated growth, you believe that your cash flow from operations and other sources of liquidity, including cash and cash equivalents, will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements for at least the next 12 months. As presented, your disclosure does not provide a clear understanding of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Revise your discussion and analysis of liquidity to focus on material changes in operating, investing and financing cash flows and the reasons underlying those changes to provide your investor with a clear, cohesive view of your liquidity and capital resource needs as seen through the eyes of management. Refer to Section IV of the Commission's Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

  Response:  In response to the Staff's comment, the Company has revised this disclosure. Please see pages 59-60 of the Form S-1/A.

24.
In addition, describe known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future. Identify any items that are the primary underlying drivers in contributing to uncertainties or variability in your cash flows.

  Response:  In response to the Staff's comment, the Company has revised this disclosure. Please see pages 59-60 of the Form S-1/A.

Business, page 60

Our Competitive Strengths, page 63

25.
Please provide support for your disclosure that you are one of six postsecondary education institutions in the United States, and the only for-profit provider, that accepts up to 99 transfer credits for a bachelor degree program.

  Response:  In response to the Staff's comment, the Company has provided to the Staff support for the statement that the Company is one of six education institutions in the United States, and the only for-profit provider, that accepts up to 99 transfer credits for a bachelor degree program. Please see Tab 13 in the Supplemental Binder.

Student Support Services, page 70

26.
Please clarify your disclosure with respect to "level one support" that you provide your students.

  Response:  In response to the Staff's comment, the Company has revised this disclosure to delete the phrase "level one." Please see page 74 of the Form S-1/A.

Regulation, page 78

27.
We note your disclosure regarding an OIG audit of Ashford University on page 82 as well as in your risk factor on page 14. Please describe whether this audit is a routine matter for the Department of Education or describe the specific circumstances that gave rise to the audit.

  Response:  In response to the Staff's comment, the Company supplementally advises the Staff that the OIG did not advise the Company of the reasons that prompted it to initiate the audit, nor does the Company understand it to be the OIG's practice to do so. Based on the OIG's regularly published, semi-annual reports to Congress, the Company understands that the OIG's Audit Services division routinely conducts audits of institutions participating in Title IV programs and that its Investigative Services division conducts investigations of fraud and abuse in connection with Title IV programs, typically prompted by third party complaints or allegations. The OIG has advised the Company that the current audit is being conducted by the Audit Services division and is focused on general compliance, from which the Company has concluded that the audit was not prompted by a third-party allegation of fraud and abuse. The OIG auditors have not advised the Company, and the Company does not know, the particular reasons that prompted OIG to conduct the audit.

28.
Please confirm that in future amendments to your registration statement, when you provide financial statements for fiscal year 2008, you will also update the disclosure on page 83 and throughout your prospectus to indicate whether Ashford University and the University of the Rockies satisfies the composite score Title IV requirement.

  Response:  The Company supplementally confirms to the Staff that it will update these disclosures in future amendments to the registration statement when it includes the financial statements for fiscal year 2008.

29.
We note your disclosure regarding incentive compensation limitations due to Department of Education regulations on page 85. Please confirm that these limitations do not affect your executive compensation program or, alternatively, update your Compensation Discussion and Analysis to discuss these limitations.

  Response:  The Company supplementally advises the Staff that the incentive compensation limitations imposed by Department of Education regulations do not affect the Company's executive compensation program.

30.
Please revise the disclosure on page 88, as well as the risk factor on page 18, to reflect whether you will seek confirmation from the Higher Learning Commission and applicable state agencies that your offering will not constitute a change in control prior to the commencement of your offering.

  Response:  In response to the Staff's comment, the Company has revised the disclosures noted by the Staff to reflect that the Company, prior to the closing of the offering, will seek confirmation from the Higher Learning Commission and applicable state agencies whether the offering will constitute a change in control of the Company and, if so, which procedures or approvals will be required. Please see pages 19 and 93 of the Form S-1/A.

Compensation Discussion and Analysis, page 98

31.
Please update this section, as well as the Compensation of Directors disclosure on page 96, to include information for your last completed fiscal year, i.e. 2008. See Item 402 of Regulation S-K.

  Response:  The Company notes the Staff's comment and has updated this section, as well as the Compensation of Directors disclosure, to include information for the Company's most recently completed fiscal year. Please see pages 100-102 of the Form S-1/A.

Underwriting, page 135

32.
We note that the underwriters have reserved shares for sale directly to members of the board of trustees of Ashford University and the University of the Rockies. In a supplemental response, please describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Please provide us with any written materials given to potential purchasers of the reserved shares. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public?

  Response:  The Company supplementally provides the Staff with a draft copy of the materials proposed to be distributed in connection with the directed share program (the "Program"). To date, no persons have received copies of the enclosed materials. The Company has selected Credit Suisse Securities (USA) LLC ("Credit Suisse") as Designated Underwriter. The Company and Credit Suisse will work together to implement the Program. The Program is part of the underwritten offering. The procedures for the Program do not differ materially from the procedures for the general offering. Generally the only differences are:

  •
  communications that would customarily be made via telephone in the general offering context are made to Program participants in writing or online with their authorization;

  •
  Program participants must open new accounts with Credit Suisse if they do not already have them; and

  •
  Program participants are provided with a "Frequently Asked Questions" information sheet to assist them in evaluating whether to participate in the Program.

  The allocation of the shares to directed share participants is determined by the Company, and the mechanics of selling the shares is handled by Credit Suisse. The Company will identify a list of members of the boards of trustees of the Company's institutions who will be entitled to purchase shares in the Program (along with their names, home and email addresses, telephone numbers, tax identification information and positions and names of employers) and will provide that list to Credit Suisse. At this time, no indications of interest are being taken. Once the preliminary prospectus has been printed, an invitation package (available online, via regular or overnight mail or facsimile) will be made available or sent to each person listed by the Company explaining that Credit Suisse is facilitating the Company's Program, attaching a preliminary prospectus and the other Program documentation. Each of the documents (other than the preliminary prospectus) will contain language that is permitted by Rule 134. If a person is interested in participating, that person will need to complete the required documentation (which includes an IPO Certification form pursuant to FINRA Rule 5130) and return it to Credit Suisse (via regular or overnight mail or facsimile) so that Credit Suisse can open an account to receive the shares once allocated. Online participants as well as participants utilizing the manual paper process must return manually signed New Account Opening Documents and the IPO Certification form to the address to which they are directed in the materials. There will be no pre-funding or account-funding requirement; Credit Suisse will not accept funds from any Program participant until after the registration statement for the offering is declared effective, the deal is priced and the participants are notified of their final allocation and given an opportunity to confirm that they wish to purchase the shares allocated to them. After the registration statement has been declared effective and the offering is priced, the Company and Credit Suisse prepare a final approved list of allocations. Credit Suisse will notify verbally or by email each person who has been allocated shares of the number of shares that have been allocated and the total purchase price due upon confirmation of their indication of interest. Participants will then need to wire transfer their funds or send checks to Credit Suisse. Shares will be allocated following pricing and settled in the same manner as the shares sold to the general public.

Undertakings, Page II-5

33.
If you anticipate requesting acceleration of the effective date of your registration statement, include the undertakings found at Item 512(h) of Regulation S-K.

  Response:  The Company supplementally advises the Staff that (1) it does anticipate requesting acceleration of the effective date of the registration statement, and (2) the undertakings required by Item 512(h) of Regulation S-K are included on page II-6 of the Form S-1/A.

Financial Statements

Balance Sheet

34.
We refer to the balance of $1,853 of prepaid expenses and other current assets as of September 30, 2008. Revise to disclose the nature of these assets.

  Response:  In response to the Staff's comment, the Company has revised this disclosure to discuss the nature of the prepaid expenses and other current assets as of September 30, 2008. Please see page F-25 of the Form S-1/A.

35.
We refer to the pro forma column presented as of September 30, 2008. Revise to reflect the dividends to be paid to convertible preferred shareholders upon completion of the offering, without reflecting the receipt of offering proceeds.

  Response:  In response to the Staff's comment, the Company has revised the pro forma information to include the dividend payable to current stockholders prior to the completion of this offering as (i) a reduction to redeemable convertible preferred stock and (ii) an increase to accrued liabilities. Please see page F-3 of the Form S-1/A.

  The Company supplementally advises the Staff that it has restated its consolidated financial statements to correct errors pertaining to redeemable convertible preferred stock and earnings per share. See Note 3, "Restatement of Consolidated Financial Statements: Restatement of Redeemable Convertible Preferred Stock and Earnings Per Share," to the consolidated financial statements.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue and Deferred Revenue, page F-9

36.
It appears that you establish an account receivable and corresponding deferred revenue liability for the full amount of the course when a student first attends class. If so, tell us why you believe it is appropriate to recognize a receivable prior to earning the tuition revenue and the deferred revenue prior to receiving the cash.

  Tell us how your policy of recording receivables complies with the definition of an asset in the statement of Financial Accounting Concepts 6.

  Response:  In response to the Staff's comment, the Company confirms that it does establish an accounts receivable and a corresponding deferred revenue liability for the full amount of the course on the first day of class in which the student is enrolled. The Company acknowledges there is diversity in practice within the industry with regard to this matter.

  The Company supplementally advises the staff that when a payment has been received in advance of the student attending a course, deferred revenue is recognized to the extent that cash received exceeds revenue earned.

  For students that have enrolled in a course of study where a payment has not yet been received, revenue is recognized to the extent that services have been provided. For students that are partially through a course of study, where an enrollment agreement and tuition schedule is in place, services to that student have commenced and the Company stands ready to continue providing services to the student, an account receivable and a corresponding deferred revenue liability is recognized for the full unpaid tuition due from the student for that course.

  The alternative practice in the Company's industry is not to recognize a receivable until revenue is earned and not to recognize deferred revenue until cash is received. The Company believes that this practice is less prevalent than the Company's current practice among the Company's direct peers within the industry.

  The Company believes that, with appropriate disclosure, the presentation of a receivable and deferred revenue liability for the full unpaid course tuition provides more useful information to users of the financial statements than the alternative. The Company's method of presenting accounts receivable and deferred revenue provides an estimate of future revenue to be earned for courses of study currently in progress and is more representative of the Company's ongoing operations and a better reflection of the economics than the alternative.

  The Company further advises the staff that the disclosure in Note 2 to the Company's consolidated financial statements has been revised to clarify the foregoing position and to include the balances of accounts receivable recognized in respect of deferred revenue at each of the balance sheet dates presented. Please see page F-10 of the Form S-1/A.

37.
We refer to the last sentence in this section. You state that textbook-related income, as well as other applicable fees and income, are recognized when services are delivered or when a product is sold. Please revise to describe what constitutes "other applicable fees and income," and why they are recognized at the time of delivery.

  Response:  In response to the Staff's comment, the Company has revised this disclosure. Please see page F-10 of the Form S-1/A.

38.
We note that paid but unearned tuition is refunded to a student that withdraws prior to the end of the program. Revise to describe your refund policy in more detail and how it impacts the recognition of revenue and related receivables.

  Response:  In response to the Staff's comment, the Company supplementally advises the Staff that the Company's tuition refund policy for students is based on the student's last date of attendance upon withdrawal from a class. The impact to revenue of this refund right has historically been minor.

  If an online student drops a class and the student's last date of attendance is in the first week of class, the student receives a full refund of the tuition for that class. If an online student drops a class and the student's last date of attendance is in the second week of the class, the student receives a refund of 50% of the tuition for that class. If an online student drops a class and the student's last date of attendance was after the second week of the class, the student is not entitled to a refund. The Company monitors student attendance in online courses through activity in the online program associated with that course. After two weeks have passed without attendance in a class by the student, that student is presumed to have dropped the course as of the last date of attendance, and the student's tuition is automatically refunded to the extent they are entitled to a refund based on the schedule above.

  The Company recognizes revenue as services are performed, net of a provision for expected refunds, by analogy to the guidance in Statement of Financial Accounting Standards No. ("FAS") 48. The Company believes that it meets the criteria to apply FAS 48 by analogy as permitted by Staff Accounting Bulletin Topic 13A4(a). Specifically, (i) the refundable fee is fixed at the outset of the arrangement, (ii) the Company estimates expected returns for a large, homogenous groups of online service transactions, (iii) the Company is able to make reliable estimates on a timely basis due to the short-term nature of the refunds and (iv) such estimates are based on sufficient historical experience that extends over several years and do not result in significant differences between estimates and actual experience. Historical refund rates have been small, amounting to 0.1% or less of revenue recognized for the year.

  The Company further advises the staff that the disclosure in Note 2 to the Company's consolidated financial statements has been revised to clarify the foregoing position. Please see page F-10 of the Form S-1/A.

Note 4. Business Combinations, page F-19

39.
We note that you have concluded that the acquired intangible assets: accreditation and Title IV program participation rights have indefinite lives. Revise to disclose the factors you considered in concluding that these assets have indefinite useful lives in accordance with paragraph 11 of SFAS No. 142 and describe the methodology and significant assumptions you use in determining the fair value of these assets when performing the annual impairment test.

  Response:  In response to the Staff's comment, the Company has revised the disclosure in Note 4 to the consolidated financial statements. Please see page F-24 of the Form S-1/A.

        Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (858) 720-8942, or Robert L. Wernli, Jr. at (858) 720-8941. Comments may also be sent via facsimile to (858) 847-4865.

Very truly yours,
John J. Hentrich
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

Enclosures

cc:
Andrew S. Clark
Daniel J. Devine
Kris F. Heinzelman, Esq.
Robert L. Wernli Jr., Esq.